

November 18, 2014

Via E-mail
Mr. Brendan T. Cavanagh
Senior Vice President and Chief Financial Officer
SBA Communications Corporation
5900 Broken Sound Parkway NW
Boca Raton, FL 33487

  Re: SBA Communications Corporation
    Form 10-K for the fiscal year ended December 31, 2013
    Filed February 27, 2014
    File No. 0-30110

Dear Mr. Cavanagh:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Terry French for

        Larry Spirgel
        Assistant Director